Exhibit 99.1

4D pharma plc

(the “Company” or “4D”)

Result of AGM

At the annual general meeting of 4D pharma plc (AIM: DDDD), a pharmaceutical company leading the development of Live Biotherapeutics, held earlier today, all resolutions put to shareholders were duly passed.

The full text of each resolution was included in the notice of the meeting, which was posted to shareholders on 15 April 2021, and is available on the Company’s website www.4dpharmaplc.com.

The results for the resolutions will shortly be available on the Shareholder Information section of Company’s website, www.4dpharmaplc.com.

Contact Information:

4D pharma

Investor Relations: ir@4dpharmaplc.com

N+1 Singer - Nominated Adviser and Joint Broker +44 (0)20 7496 3000

Philip Davies / Iqra Amin / James Fischer (Corporate Finance)

Tom Salvesen (Corporate Broking)

Bryan Garnier & Co. Limited - Joint Broker +44 (0)20 7332 2500

Dominic Wilson / Phil Walker

Stern Investor Relations, Inc. +1-212-362-1200

Julie Seidel Julie.seidel@sternir.com

Image Box Communications +44 (0)20 8943 4685

Neil Hunter / Michelle Boxall

neil@ibcomms.agency / michelle@ibcomms.agency

About 4D pharma plc

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has six clinical programmes, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumours, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumours, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, a Phase II study of MRx-4DP0004 in patients hospitalised with COVID-19, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programmes include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com.